Exhibit 2.16

LOAN AGREEMENT

Between:

PETROBRAS ENERGIA S.A.

And

PETROBRAS INTERNATIONAL BRASPETRO BV. - PIB-BV

LOAN AGREEMENT NUMBER: 0088/2005

The undersigned:

1 PETROBRAS ENERGIA S.A., a company incorporated and existing under the laws of ARGENTINA, with registered office at Maipu 1, Piso 22º - Ciudad Autónoma de, Buenos Aires, ARGENTINA, BUENOS AIRES, hereinafter referred to as: ‘Borrower’

and

2 PETROBRAS INTERNATIONAL BRASPETRO BV., a company incorporated and existing under the laws of NETHERLANDS, having its registered office in, Rokin, 55, 1012 kk, THE NETHERLANDS, P.O.Box 990 - 1000 AZ, AMSTERDAM hereinafter referred to as : ‘Lender’

Lender and Borrower hereinafter jointly referred to as: ‘Parties’ and individually also as: ‘Party’,

Whereas :

(a) Parties are part of the international group of companies of Petroleo Brasileiro S.A. (‘PETROBRAS’);

(b) PETROBRAS is a global leader in the oil, gas, and energy industry;

(c) In view of further expansion of the business activities of PETROBRAS, It has been agreed between the Parties that Lender lends to Borrower an amount of USD 200,000,000.00 (United States Dollars Two Hundred Million) (the ‘Loan’);

(d) Parties now wish to enter into this agreement for the purpose of formalizing and setting out the terms and conditions of the Loan ( the ‘Agreement’).

Have agreed as follows:

Article 1 - Loan

1.1 On the terms and subject to the conditions set out herein, Lender has agreed to lend the Loan to Borrower and Borrower has agreed to borrow the Loan from Lender.

1.2 The Loan will be made available to Borrower on February 22, 2005 in its account at CITIBANK N.A., ACCOUNT # 36968355, ABA 021000089, BENEFICIARY: PETROBRAS ENERGIA S.A..

Article 2 - Interest

2.1 The Loan shall bear per annum interest at the rate of 7,22%, net of withholding taxes. The interest is calculated on the basis of a 360 days year, consisting of 12 equal months of 30 days each.

2.2 The interest shall be due and payable on February 22 and August 22 of each year, until the final maturity, starting on August 22, 2005. If any such payment date falls in a day other than a business day, the payment will be made in the following business day.

Article 3 - Administrative Expenses

3.1 The Borrower agrees to pay to the Lender, on the closing date the amount of US$ 1,500,000 (one million five hundred thousand United States Dollars) (the “Fee”) as Administrative Expenses.

3.2 The Fee shall be discounted from the Loan proceedings US$ 200,000,000 (two hundred million United States Dollars) on the closing date by the Lender. Once paid, the Fee shall not be refundable under any circumstances

Article 4 - Term and Accelerated Repayment

4.1 Term. The Loan shall be repaid in full on February 22, 2015, without prejudice to article 4.2.

4.2 Accelerated repayment. The Loan shall be repaid in full together with all accrued interest and any other amounts due under the Agreement at the day of termination of the Agreement in accordance with article 6 of the Agreement.

Article 5 - Payments

5.1 Payments made by Borrower to Lender shall be made into the account of Lender.

5.2 All payments by Borrower, whether on the Loan or interest, shall be made in United States Dollars ($).

Article 6 - Pre Payment

6.1 The Loan could be prepaid without penalty or charge at any moment. The interest will be calculated on pro rata rate.

Article 7 - Termination

7.1 Either Party shall have the right to terminate the Agreement with immediate effect if and when the other Party is in default. A Party shall only be in default following receipt of a written notice from the other Party in this respect expressing which obligation(s) has (have) not been performed and requesting that the default be remedied, and the Party in default has not remedied its default within a period of 30 days after the date of such notice.

7.1.1 In case the Borrower doesn’t pay to the Lender, in the date of expiration, the Loan, increased with the interest as referred in the item 2.1, the Borrower will be automatically in default, and the amount to be paid will also be increased with a 2% (two percent) fine.

7.1.2 In case the payment referred in the item 7.1.1 is made up to five days after the expiration date, the above referred fine will not be applied.

7.2 Parties may also decide to terminate the Agreement by mutual agreement.

7.3 In addition to its right to terminate the Agreement in accordance with article 6.1 above, Lender shall have the right to terminate the Agreement with immediate effect in case:

a petition for a moratorium has been filed by Borrower with respect to Borrower or a moratorium is imposed upon Borrower;

a petition for bankruptcy has been filed with respect to Borrower or Borrower is declared bankrupt;

a resolution to dissolve the Borrower has been made;

a receiver has been appointed with respect of Borrower;

Borrower is placed under guardianship; or

Borrower is no longer part of the international group of companies of PETROBRAS due to a divestiture of PETROBRAS from the controlling party of the Borrower.

Article 8 - Notices

8.1 Any notice or other communication under or in connection with the Agreement shall be in writing in the English language and shall be delivered by registered mail or facsimile to the respective addresses or fax numbers as set out in article 8.2 or any new address or fax number as a Party may have notified the other Party in accordance with this article 8.

8.2 Any notice or communication to Lender and Borrower shall be sent to the following address:

Borrower:

PETROBRAS ENERGIA S.A. - Maipú 1, Piso 22º - Ciudad Autónoma de,

Buenos Aires, ARGENTINA, BUENOS AIRES

Att: Michael Ditchfield

Lender:

PETROBRAS INTERNATIONAL BRASPETRO BV. - PIB-BV

Rokin, 55, 1012 kk, THE NETHERLANDS, P.O.Box 990 - 1000 AZ, AMSTERDAM

Att: Daniel Lima de Oliveira

Any notice or communication from any parties should be copied to Petrobras to the following address:

Petrobras:

Petróleo Brasileiro S.A – PETROBRAS

Av. República do Chile 65/ 302

20031-912

Rio de Janeiro, RJ - Brazil

Att: Daniel Lima de Oliveira

Article 9 - Waiver

Any forbearance or delay on the part of any Party enforcing any provision of the Agreement or any of its rights hereunder shall no be constructed as a waiver of such provisions or of a right thereafter to enforce the same.

Article 10 - Invalidity

In the event any provision in the Agreement is void, invalid or in any way not enforceable, the validity and enforceability of the remaining provisions shall not in any way be affected. The provision concerned will be converted by operation of law into a legally valid arrangement as similar in content and effect to the invalid provision as possible, unless and until the Parties themselves by mutual consent replace the provision concerned with a legally valid alternative arrangement.

Article 11 - Assignment and transfer

Parties may only assign or transfer, in whole or in part, any of their rights or obligations hereunder by mutual and prior agreement.

Article 12 - Amendments

No variation or amendment of the Agreement shall be valid and binding unless agreed to in writing by Parties.

Article 13 - Governing law and Competent court

13.1 Governing law. The Agreement shall be construed in accordance with and shall in all respects be governed by the laws of the Netherlands.

13.2 Arbitration. Any dispute or difference arising in connection with the Agreement that cannot be amicably settled between the Parties shall be finally settled by arbitration in accordance with the rules of Arbitration of The Netherlands Arbitration Institute (N.A.I.). Unless Parties agree otherwise, one arbiter will suffice. The language of such arbitration shall be English. The place of arbitration shall be in Rotterdam, The Netherlands.

Thus agreed and signed in two fold in Rio de Janeiro, Brazil on February 21, 2005.

Michael Ditchfield
PETROBRAS ENERGIA S.A.
Financial Manager

Daniel Lima de Oliveira
PETROBRAS INTERNATIONAL BRASPETRO BV. -PIB-BV
Director